FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 16, 2011

BAYTEX TO WEBCAST ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA (May 16, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) will be holding its Annual Meeting of Shareholders on Tuesday, May 17, 2011 at the Calgary Petroleum Club, Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta commencing at 3:00 p.m. (MDT). Following the meeting, Mr. Anthony Marino, President and Chief Executive Officer, will deliver a corporate presentation on Baytex. Both the meeting and Mr. Marino’s presentation will be webcast. The presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the meeting. The archived webcast of the meeting and presentation can also be accessed via the following URL for 30 days following the meeting:

http://events.digitalmedia.telus.com/baytex/051711/index.php

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                       Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                               Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                  Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca